

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,  D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 10, 2018

Richard Xu
Chairman and Chief Executive Officer
Atlantic Acquisition Corp.
1250 Broadway, 36th Floor
New York, NY 10001

> **Re:     Atlantic Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 6, 2018**
> **File No. 001-38180**

Dear Mr. Xu:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products